Exhibit 99.1

Nano Dimension Reports First Quarter Financial Results

Ness Ziona, Israel May 18, 2016 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leader in the area of 3D Printed Electronics, today announced financial results for the first quarter ended March 31, 2016.

Nano Dimension ended the first quarter of 2016 with $7,628,000 (NIS 28,727,000) in cash and cash equivalents, while total quarterly expenses were $1,790,000 (NIS 6,741,000).

Amit Dror, CEO, said “The first quarter was an extremely exciting time for Nano Dimension, during which the company continued to gain momentum and solidify its position as a leader in the 3D printed electronics industry. A standout moment from the quarter was the company’s listing on the NASDAQ in March. In addition, the company filed for several new patents to advance its proprietary technologies and announced a new collaboration with Tel Aviv University. The first quarter also was highlighted by a signed agreement with Flextronics International Ltd. to serve as the primary manufacturer and supplier of the DragonFly2020 3D Printer. This agreement supports our plans for the delivery stage of our printers towards the end of 2016. The first quarter activity led Nano Dimension to a resoundingly strong start to the year.”

First Quarter 2016 Financial Results:

●

Research and development (R&D) expenses for the first quarter of 2016 were $436,000 (NIS 1,642,000), compared to $483,000 (NIS 1,921,000) in the first quarter of 2015. The change was primarily due to presenting the R&D expenses for the first quarter of 2016 net of government grants in the amount of $58,000 (NIS 217,000) and net of development expenses recognized as intangible assets in the amount of $1,488,000 (NIS 5,604,000).

Taking into account the capitalized amount, the change in the R&D expenses was attributable to an increase of $697,000 (NIS 2,626,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (the company had nine R&D employees as of March 31, 2015 and 46 R&D employees as of March 31, 2016), an increase of $370,000 (NIS 1,394,000) in options expenses, and an increase of $256,000 (NIS 965,000) in purchase of materials.

●	General and administrative (G&A) expenses for the first quarter of 2016 were $1,176,000 (NIS 4,429,000), compared to $257,000 (NIS 1,023,000) in the first quarter of 2015. The increase resulted primarily from an increase of $227,000 (NIS 853,000) in options expenses. The increase was also due to an increase of $189,000 (NIS 711,000) in professional services expenses mainly for investor relations, accounting and legal services, and an increase of payroll in the amount of $158,000 (NIS 593,000), reflecting an increase in the number of employees (the company had two G&A employees as of March 31, 2015 and nine G&A employees as of March 31, 2016).

●	Net loss for the first quarter of 2016 was $1,790,000 (NIS 6,741,000), or $0.05 (NIS 0.18) per share, compared to $766,000 (NIS 3,047,000), or $0.04 (NIS 0.15) per share, in the first quarter of 2015, mainly due to the above described increase in G&A expenses.

Balance Sheet Highlights

●	Cash and cash equivalents totaled $7,628,000 (NIS 28,727,000) as of March 31, 2016, compared to $8,665,000 (NIS 33,811,000) on December 31, 2015. The decrease compared to December 31, 2015 reflects the cash used in operations during the first quarter of 2016, net of proceeds received from exercise of warrants during the period.

●	Shareholders' equity totaled $12,435,000 (NIS 46,831,000) as of March 31, 2016, compared to $12,047,000 (NIS 47,004,000) on December 31, 2015.

First Quarter and Recent Corporate Highlights:

●	On January 20, 2016, the company announced that it has signed an agreement with Flextronics International Ltd. to serve as the primary manufacturer and supplier of the DragonFly2020 3D Printer.

●	On February 23, 2016, the company announced that it has signed a collaboration agreement with Ramot at Tel Aviv University Ltd., under which a group of researchers headed by Professor Gil Markovich, head of the department of Chemistry at the Tel Aviv University, will collaborate on the development of an application method for a nanoparticle nickel material developed at the university’s laboratories. This collaboration with Ramot at Tel Aviv University Ltd., in combination with Nano Dimension’s intellectual property and know-how, will help advance development of new ink formulations tailored to Nano Dimension’s printing technologies and a wide range of new 3D printing applications.

●	On March 7, 2016, the company’s American Depositary Shares started trading on the NASDAQ Capital Market under the symbol “NNDM.”

●	On March 22, 2016, the company announced that it signed an agreement to collaborate with FATHOM, an industry-leading advanced manufacturer, distributer and service provider with expertise in 3D printing, to introduce the company's 3D printer to Silicon Valley and the greater West Coast area.

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About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss our plans for delivery of our printers towards the end of 2016 and our collaboration with Ramot at Tel Aviv University Ltd. which could advance development of new ink formulations tailored to our printing technologies. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 8, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

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Nano Dimension Ltd.

Consolidated Statements of Financial Position

	March 31	March 31	December 31
	2016	2016	2015
	Thousand USD Convenience translation into US dollars (NIS 3.766 = $1)	Thousand NIS	Thousand NIS
Assets
Cash and cash equivalents	7,628	28,727	33,811
Restricted deposits	133	500	500
Other receivables	219	827	1,030
Total current assets	7,980	30,054	35,341

Restricted deposits	113	425	428
Property plant and equipment, net	1,458	5,491	4,414
Intangible assets	4,503	16,958	11,355
Total non-current assets	6,074	22,874	16,197
Total assets	14,054	52,928	51,538

Liabilities
Trade payables	465	1,750	1,727
Other payables	778	2,932	1,814
Total current liabilities	1,243	4,682	3,541

Liability in respect of government grants	376	1,415	993
Total liabilities	1,619	6,097	4,534

Equity
Share capital	1,133	4,267	3,863
Share premium	18,539	69,817	63,054
Treasury shares	(1,397)	(5,260)	(5,260)
Warrants	1,228	4,623	6,934
Capital reserve from transactions with controlling shareholders	495	1,866	1,866
Capital reserve for share-based payments	3,822	14,393	12,681
Accumulated loss	(11,385)	(42,875)	(36,134)
Total equity	12,435	46,831	47,004
Total liabilities and equity	14,054	52,928	51,538

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Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the three months ended March 31			For the year ended December 31
	2016	2015	2016	2015
	Thousand USD Convenience translation into US dollars (NIS 3.766 = $1)	Thousand NIS	Thousand NIS	Thousand NIS

Research and development expenses, net	436	1,921	1,642	11,153
General and administrative expenses	1,176	1,023	4,429	11,229
Other income	-	-	-	6
Operating loss	(1,612)	(2,944)	(6,071)	(22,376)

Finance income	-	-	-	1,529
Finance expense	178	103	670	145

Total comprehensive loss	(1,790)	(3,047)	(6,741)	(20,992)

Basic and diluted loss per share (in NIS / USD)	(0.05)	(0.15)	(0.18)	(0.78)

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Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (NIS 3.766 = $1)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
For the three months ended March 31, 2016:
Balance as of January 1, 2016	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004	12,481
Exercise of warrants and options	404	6,763	-	(2,311)	-	(1,145)	-	3,711	985
Share-based payments	-	-	-	-	-	2,857	-	2,857	759
Net loss	-	-	-	-	-	-	(6,741)	(6,741)	(1,790)

Balance as of March 31, 2016	4,267	69,817	(5,260)	4,623	1,866	14,393	(42,875)	46,831	12,435

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